Mail Stop 3561

March 8, 2010

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, North Carolina 28711

> **Re: Ingles Markets, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 26, 2009**
> **Filed December 7, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 22, 2009**
> **File No. 000-14706**

Dear Mr. Ingle:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your website does not appear to include all of the reports that have been filed pursuant to Section 16 of the Securities Exchange Act within the last 12 months with respect to your equity securities, nor is there a hyperlink clearly captioned that leads directly to such reports or a list of them. Please revise your website accordingly. Refer to Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230, Section II.B (May 7, 2003).

Form 10-K for the Fiscal Year Ended September 26, 2009

Item 1. Business, page 4

2. Please describe your practices regarding warranties and product recalls. If applicable, please identify where your practices differ with respect to your private label brands. Refer to Item 101(c)(1)(vi) of Regulation S-K.

Item 1A. Risk Factors, page 11

3. Please include a risk factor describing the risks to investors associated with Ingles Markets being a "controlled company" pursuant to the rules of the NASDAQ.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, page 17

4. Please provide the information required by Item 701 of Regulation S-K with respect to your private placement of $575 million of senior notes in May 2009. We note that you filed several Form 8-Ks which refer to the transaction, but it does not appear that you identified the class of persons to whom the securities were sold, or the section of the Securities Act or rule under which the exemption from registration was claimed.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Fiscal Year Ended September 26, 2009 Compared to Fiscal Year Ended September 27, 2008, page 23

5. We note your statement in the fourth paragraph on page 23 that interest expense increases and $10.2 million of debt extinguishment costs "contributed to" your net income decreasing to $28.8 million for fiscal year ended September 26, 2009, compared with $52.1 million for the fiscal year ended September 27, 2008. Considering the materiality of this decrease, please expand your disclosure to discuss and quantify all material factors that you believe contributed to this decrease. Refer to Securities Act Release No. 33-8350 (Dec. 19, 2003).

Liquidity and Capital Resources, page 29

6. Please revise to discuss how you intend to finance your capital expenditures.

7. We note the restrictive covenants attached to your long-term debt and lines of credit agreements. Where you indicate that you are in compliance with these

covenants, please revise to quantify the financial ratios with a view to indicating the level at which you are in compliance.

<u>Item 9A. Controls and Procedures, page 35</u>

8. We note your disclosure states that the "Company's system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met." Please revise your disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

<u>Exhibit 31.1 and 31.2</u>

9. Consistent with prior comment six of our comment letter dated January 17, 2008 and your response dated February 19, 2008, please ensure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is provided. For example, the term "annual report" should be replaced with "report" in the paragraphs two and three, the word "we" should be removed from the last sentence of paragraph four, and the parenthetical phrases should be included in paragraphs 4(d) and five. Please confirm that your certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K. This comment also applies to your quarterly reports on Form 10-Q.

<u>Form 8-K Filed May 15, 2009</u>

<u>Exhibit 10.1 Credit Agreement</u>

10. Please file the exhibits and schedules to your Credit Agreement dated as of May 12, 2009. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 9

Elements of Executive Compensation, page 10

11. Please discuss the factors the Audit/Compensation Committee considers in determining whether to approve the Executive Officer's bonuses that are subjectively determined by Mr. Ingle. Please also revise to briefly discuss what about the prior year's profitability and the named executive officer's performance caused Mr. Ingle to arrive at the amounts reflected in your summary compensation table.

12. As it appears that you have determined to compensate your named executive officers exclusively with short-term compensation, please explain why you have determined not to utilize any long-term compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Security Ownership of Management and Certain Beneficial Owners, page 14

13. Please revise the footnotes to your beneficial ownership table to clarify whether the shares held by each holder identified in the table includes shares that the holder has a right to acquire within 60 days. Refer to Exchange Act Rule 13d-3(d). In this regard, we presume that the 11,285,836 shares of Class A common stock held by Mr. Ingle presumes conversion of the 11,057,250 shares of Class B common stock, however, your disclosure should make that clear.

Transactions with Related Persons, page 16

14. We note your disclosure on page 16 that directors and officers are required to provide advanced notification to the Executive or Audit/Compensation Committees of any potential related person transactions. Please describe your Committees' policies and procedures for the review, approval, or ratification of any of these transactions. See Item 404(b) of Regulation S-K. In this regard, we note your April 30, 2008 response to our comment one of our March 26, 2008 letter in which you addressed the manner in which you monitor these transactions. However, your response and your disclosure do not discuss your policies and procedures for the review, approval or ratification of these transactions.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director